SO
3/10/04

[redacted]

04003507

UNITED STATES
:S AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-39472~~ 8-53489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vector Securities International, L.L.C

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1751 Lake Cook Road
(No. and Street)

Deerfield	Illinois	60015
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. D.C. 188

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Dorn (847)-374-3805
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas C. Dorn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Vector Securities International, L.L.C (the Company) as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Dorn

Thomas C. Dorn
Managing Director & Chief Operating Officer

Lisa Eubanks

Notary Public

OFFICIAL SEAL
LISA EUBANKS
Notary Public
COOK CO., ILLINOIS
My Commission Expires Nov. 13, 2004

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
( ) (c) Statement of Income
( ) (d) Statement of Changes in Member's Equity
( ) (e) Statement of Cash Flows
( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

( ) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) Independent Auditors' Supplementary Report on Internal Control
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Statement of Financial Condition

Vector Securities International, L.L.C.

December 31, 2003
with Report of Independent Auditors

Vector Securities International, L.L.C.

Statement of Financial Condition

December 31, 2003

Contents

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

To the Members of
Vector Securities International, L.L.C.

We have audited the accompanying statement of financial condition of Vector Securities International, L.L.C. (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Vector Securities International, L.L.C. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 18, 2004

Vector Securities International, L.L.C.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$592,293
Accounts receivable:	
Due from affiliate	10,987
Other	4,803
	15,790
Fixed assets, at cost (net of accumulated depreciation of $35,399)	87,108
Total assets	$695,191
Liabilities and member's capital	
Accounts payable and accrued expenses	$ 85,033
Due to affiliate	28,651
	113,684
Member's capital	581,507
Total liabilities and member's capital	$695,191

See accompanying notes.

Vector Securities International, L.L.C.

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

Vector Securities International, L.L.C. (the "Company") was organized on July 27, 2001, pursuant to the provisions of the Delaware Act and commenced operations on November 1, 2001. The Company, headquartered in Deerfield, Illinois, is registered as a securities broker/dealer under the Securities Exchange Act of 1934. The Company engages primarily in capital raising and mergers and acquisition services.

The Company is wholly owned by Vector Securities, L.L.C. (the "Parent"), a related entity that acts as a holding company, comprised of private investors who also manage the Company.

If cash flows from operations are insufficient to fund any cash shortfalls necessary for the Company to continue as a going concern, the Parent has the ability and intent to infuse more capital into the Company sufficient for the Company to continue operations.

2. Significant Accounting Policies

These financial statements were prepared in conformity with accounting principles generally accepted in the United States. Revenues are recognized when earned, and expenses are recognized when incurred.

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase to be cash equivalents. Cash equivalents, consisting of money market instruments, are held with one major financial institution.

Depreciation is computed under an accelerated method over the estimated useful lives of the assets, which is not materially different from the straight-line method. At December 31, 2003, artwork and computer equipment of approximately $67,000 and $10,000, respectively, are included in fixed assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments

The Company leases office space under a noncancelable lease agreement that expires December 31, 2005. Future minimum payments under this noncancelable lease as of December 31, 2003, are as follows:

Year ending December 31, 2004	$228,774
Year ending December 31, 2005	231,791

Note: The Company is under contract to receive $230,282 from Vector Fund Management, L.P., and $34,542 from Vector Managed Holdings, L.L.C., over the life of the lease as payment for a portion of the space that they respectively occupy, which is covered under the Company's lease.

4. Related Party Transactions

At December 31, 2003, the Company owed the Parent approximately $28,000 related to promissory notes due at the Parent and the return of capital of a partner of the Parent whose employment was terminated on November 30, 2002.

As of December 31, 2003, the Company had received revenue for furniture rental from Vector Fund Management, L.P., a fund manager that shares office space with the Company.

5. Income Taxes

The Company is not subject to federal income taxes. Each individual member of the Parent is required to report their distributive share of realized income, gain, loss, deductions, or credits on its own income tax return.

6. Net Capital Requirement

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's net capital rule (Rule 15c3-1) and is required to maintain "minimum net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2003, the Company had net capital of $478,609, which was $378,609 in excess of the required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 24%. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.